H. Lundbeck A/S

9 Ottiliavej DK-2500 Valby
Copenhagen Denmark

Tel +45 3630 1511
Fax +45 3630 4429

E-mail ghu@lundbeck.com
www.lundbeck.com



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA


03050281

Date 28 April 2003

Our ref GHU
Your ref

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose the Annual Report 2002 and Press Releases as from November 2002 to April 2003 as required under *Filing Requirements Under Rule 12g3-2(b.*

Further is enclosed two copies of H. Lundbeck A/S' Articles of Association approved by the Board of Directors at the Annual General Meeting on April 9, 2003.

Yours sincerely

Hans Henrik Munch-Jensen
Executive Vice President/CFO

dlw 5/15



Lundbeck to acquire US-based Synaptic





Release number: 84 **Release date: 21-11-2002**

H. Lundbeck A/S today announced that it has signed a definitive merger agreement with Synaptic Pharmaceutical Corporation, a US-based drug discovery company, pursuant to which Lundbeck will acquire Synaptic, for $6.50 per common share in cash, or approximately $121 million. The merger is contingent on approval by Synaptics stockholders, regulatory approvals and other customary closing conditions. Synaptic intends to hold a special meeting of its stockholders to approve the merger in the first quarter of 2003 and to close the transaction shortly thereafter. Warburg Pincus Private Equity VIII, L.P., Synaptics largest stockholder, has signed a Voting Agreement with Lundbeck to vote its shares in favour of the transaction. Warburg Pincus owns approximately 35% of Synaptic. The transaction has been approved by the Boards of Directors of Synaptic and Lundbeck.

Acquiring Synaptic will enhance Lundbeck's leadership position in CNS research and development and provide a US-base for research and development operations said Erik Sprunk-Jansen, President and CEO of Lundbeck. Synaptic has a number of CNS projects in discovery, pre-clinical and clinical development that are focused in our main therapeutic areas of depression, anxiety and psychosis. In addition, Synaptic provides a foundation for growing our US business.

Errol De Souza, President and CEO of Synaptic said, By joining Lundbeck, Synaptic will gain significant scientific, clinical development and financial support to help exploit our proprietary portfolio of G Protein-Coupled Receptors (GPCRs) and bring our discoveries to market faster. Lundbeck has a rich tradition of excellent research & development from which Synaptics projects will benefit. The transaction provides Synaptic stockholders with immediate liquidity and a premium to recent trading prices. In addition, the transaction removes future financing risk for Synaptic in this uncertain environment."

The proposed acquisition of Synaptic is a good strategic fit with Lundbecks R&D programme and is expected to lead to a significant increase in clinical development candidates. Synaptics target-driven approach to drug discovery and development is supported by an outstanding scientific team and proprietary technology, said Dr Claus Bræstrup, Executive Vice President, Head of R&D at Lundbeck. The objective is to reach a fruitful interaction of the R&D teams in the companies and simultaneously retain Synaptic as an excellent drug discovery and innovation unit.

Lundbeck will host a conference call on 21 November 2002 at 4:00 PM (CET, Copenhagen time) concerning the proposed acquisition of Synaptic. To participate in the conference call, please call one of the following call in numbers and quote the password:

UK: +44 (0) 20 8781 0576
US: +1 303 713 7888

Password: Lundbeck

A replay will be available one hour after the teleconference and will be accessible for 48 hours. Please call one of the following call in numbers and quote the access code:

UK: +44 (0) 20 8288 4459
US: +1 703 736 7336

Access code: 922042

The live call and replay will also be available at:
www.lundbeck.com/investor/Reportsandpresentations/Teleconference/default.asp

The content of this release will have no influence on the H. Lundbeck Group's result for 2002. For 2002 Lundbeck expects an increase in revenue of 20-25% compared to 2001, while the operating profit is expected to increase by 25-30% compared to 2001. Based on management expectations for 2002, Lundbeck also for 2003 expects to reach the company's long-term financial goals, which are an increase in revenue of 10-12% and an increase in operating profit of 12-15%. For further information please contact Hans Henrik Munch-Jensen, CFO of H. Lundbeck A/S, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations of H. Lundbeck A/S, tel +45 36 30 13 11, ext. 3006.

Synaptic Pharmaceutical Corporation is a pioneer in the development of pharmaceuticals that target G protein-coupled receptors (GPCRs) to achieve superior efficacy and safety in the treatment of disorders such as depression, diabetes, obesity, pain and incontinence. As of November 21, 2002, Synaptic is collaborating with Grunenthal GmbH on discovering compounds for the alleviation of pain and with Kissei Pharmaceutical Co., Ltd. to identify novel G protein-coupled receptors that can provide new drug discovery targets for Kissei. Glaxo Group Limited, Eli Lilly and Company, Novartis Pharma A.G. and Ranbaxy Laboratories Limited have also been granted licenses by Synaptic.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion. The number of employees is approx. 4,800.

Advisors
Lundbeck was advised by JPMorgan. Synaptic was advised by Bank of America Securities.
Forward looking statements
The forward-looking statements contained in this announcement are based on the management's current expectations concerning certain future events and results. These are, of course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Further, some of the expectations are based upon assumptions about future events, which may turn out to be incorrect.

Additional information
Stockholders of Synaptic are urged to read the proxy statement that Synaptic will file on Schedule 14A with the Securities and Exchange Commission ("SEC") when it becomes available, and any other relevant documents filed or to be filed in the

future with the SEC because those documents contain important information about Synaptic, the proposed transactions and related matters. Investors and security holders can obtain free copies of the proxy statement at Synaptic's web site, www.synapticcorp.com or by contacting Investor Relations, Synaptic Pharmaceutical Corporation, 215 College Road, Paramus, NJ 07652 (Telephone: (201) 261-1331, ext. 1410). Investors and security holders can also obtain free copies of the proxy statement and other documents filed by Synaptic and henceforth by Lundbeck with the SEC in connection with the proposed transactions at the SEC's web site at www.sec.gov.

In addition to the proxy statement, Synaptic files annual, quarterly and special reports, proxy statements and other information with the SEC, each of which are available at the SEC's web site at www.sec.gov. Lundbeck has not previously filed any reports or other information with the SEC because Lundbeck has no securities registered pursuant to the Securities Exchange Act of 1934, as amended. You may also read and copy any reports, statements and other information filed by Synaptic and henceforth by Lundbeck at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Synaptic, Lundbeck, and their respective directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of Synaptic's stockholders to approve the proposed transactions. Such individuals may have interests in the transactions, including as a result of holding options or shares of Synaptic's stock. Information regarding Lundbeck and its directors and officers is contained in its DFAN 14A, filed with the SEC on November 21, 2002. Information regarding Synaptic and its directors and officers is contained in its proxy statement on Schedule 14A, filed with the SEC on April 8, 2002.

◀ Releases






Lundbeck announces strategic alliance to market Cipramil and Lexapro in The Peoples Republic of China

Release number: 83 **Release date: 20-11-2002**

H. Lundbeck A/S today announced that it has entered into an agreement with Janssen-Cilag International, Zug, Switzerland, to promote, sell, and distribute Cipramil (citalopram) and Lexapro (escitalopram) in China. Xian-Janssen Pharmaceutical Ltd, Beijing, China will market and sell both products and provide regulatory support. Both Janssen-Cilag and Xian-Janssen are members of the Johnson & Johnson Group.

The combination of the expertise and infrastructure of Xian-Janssen in China with the Lundbeck antidepressant brands create a strong foundation for the successful marketing of Cipramil and Lexapro in China. Cipramil and Lexapro will be promoted by an extensive group of Xian-Janssen medical representatives in more than 200 cities and over 2,000 hospitals nationwide.

China continues with an annual growth rate of more than 10% to attract the interest of international pharmaceutical companies. The market growth is driven by a demand for better drugs, as China is attempting to modernise and improve the quality of healthcare. However, China remains a challenging marketplace with continuous changes in regulatory demands, hospital infrastructure and healthcare financing.

Lexapro, a second-generation anti-depressant, belongs to the class of selective serotonin reuptake inhibitors (SSRIs) for the treatment of depression and panic disorders. Lexapro has demonstrated powerful efficacy and excellent tolerability in clinical trials. In addition, many patients taking 10 mg of Lexapro per day, demonstrated relief in depressive symptoms beginning as early as after the first week of treatment, which is not the case with other competing SSRIs.

Lexapros unique product characteristics continue to result in a rapidly increasing rate of prescriptions in all markets where it has been introduced so far, building on the strong foundation created by Cipramil. China is a strategically important market for us in for the future and thus we have recently been increasing our presence there, said Mr. Stig Løkke Pedersen, Senior Vice President, Corporate Affairs and Commercial Operations Canada, Latin America and Asia for Lundbeck.

The agreement is in line with our Asian regional expansion plans and signals our intentions to make Cipramil and Lexapro the most widely prescribed antidepressants also in Asia," said Mr. Stig Løkke Pedersen. Xian-Janssens strong presence as a leading pharmaceutical company in China makes them an ideal partner for Lundbeck.

Lexapro, also sold under the trademark Cipralex, has been approved in Argentina, Austria, Belgium, Brazil, Bulgaria, Denmark, Estonia, France, Ireland, Iceland, Latvia, Lithuania, Luxembourg, Mexico, Norway, Slovakia Switzerland, Sweden, The Czech Republic, United Kingdom and USA. Lundbeck is currently awaiting regulatory approval for Lexapro in a number

of other countries. Cipramil is currently available in more than 70 countries and has to date treated more than 50 million patients worldwide.

The content of this release will have no influence on the Lundbeck Groups result for 2002. The company expects an increase in revenue of 20-25% compared to 2001, while the operating profit is expected to increase by 25-30% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the companys revenue was DKK 7.7 billion. The number of employees is approx. 4,800.

◀ Releases

Interim report for the nine months ended 30 September 2002

Release number: 82 **Release date: 04-11-2002**

At its meeting today, the Supervisory Board of H. Lundbeck A/S approved the company's interim report for the nine months ended 30 September 2002, presenting the following highlights:

- Revenue rose by 26% to DKK 7,073 million compared to the same period last year.
- Profit from operations went up by 26% to DKK 2,211 million compared to the same period last year.
- As a result of an unrealised loss on other investments, primarily the company's holding of Cephalon shares (DKK 328 million), the companys financial items showed a net expense of DKK 399 million against a net expense of DKK 144 million compared to the same period last year.
- Profit before tax and profit after tax and minority interest rose by 13% and 9% respectively to DKK 1,812 million and DKK 1,133 million compared to the same period last year.
- Sales of Cipramil® improved by 15% to DKK 3,952 million compared to the same period last year. Sales of Cipralex® since its launch in the first countries in Europe have been DKK 32 million.
- *Income from sales of Celexa™ in the USA rose by 51% to DKK 1,720 million* compared to the same period last year.
- Income from sales of Lexapro™ in the USA rose by 206% to DKK 594 million compared to the same period last year.
- Sales of Ebixa® since its launch in the first countries in Europe have been DKK 9 million.

The company has adjusted it expectations for the 2002 financial year upwards, now anticipating an increase in revenue of 20-25% and an increase in profit from operations of 25-30% compared to 2001. Based on management expectations for 2002, the company also for 2003 expects to reach the company's long-term financial goals, which are an increase in revenue of 10-12% and an increase in operating profit of 12-15%.

Competition from manufacturers of generic citalopram, including the timing of the launch as well as the extent of generic competition, could significantly affect the company's profit for 2002. Alliances, in-licensing agreements, purchase of technology etc could also significantly affect the results.

Financial highlights and ratios from the consolidated financial statements for the nine months ended 30 September 2002 (unaudited)

Group

	2002	2001		2002	2002	2001		2002
	3rd qtr	3rd qtr	Change in	3rd qtr	9 months	9 months	Change in	9 months
	DKKm	DKKm	%	EURm	DKKm	DKKm	%	EURm
FINANCIAL HIGHLIGHTS								

Revenue	2,280.7	2,046.9	11	306.9	7,072.9	5,621.9	26	951.9
Profit from operations	648.7	647.7	0	87.3	2,210.8	1,748.9	26	297.5
Financial items, net	(18.2)	(216.0)	92	(2.4)	(398.5)	(143.8)	(177)	(53.6)
Profit before tax	630.5	431.7	46	84.9	1,812.3	1,605.1	13	243.9
Tax	245.8	208.4	18	33.1	679.5	562.8	21	91.5
Profit for the period after minority interest	384.7	222.2	73	51.8	1,132.7	1,034.6	9	152.4
Capital and reserves	5,629.0	4,535.7	24	757.9	5,629.0	4,535.7	24	757.9
Total assets	8,542.4	7,104.2	20	1,150.1	8,542.4	7,104.2	20	1,150.1
Cash flows from operating and investing activities	404.4	571.1	(29)	54.5	523.7	(577.1)	191	70.5
RATIOS								
Net profit ratio (%)	28.4	31.6	(10)	28.4	31.3	31.1	0	31.3
Return on assets (%)	11.4	13.8	(17)	11.4	42.4	43.4	(2)	42.4
R&D costs as a percentage of revenue	15.4	19.1	(19)	15.4	14.7	18.6	(21)	14.7
Return on equity (%)	7.1	5.1	40	7.1	21.9	25.0	(12)	21.9
Solvency ratio (%)	65.9	63.8	3	65.9	65.9	63.8	3	65.9
SHARE DATA								
Earnings per share (EPS)	1.65	0.95	73	0.22	4.85	4.43	9	0.65
Cash flow per share	2.68	3.57	(25)	0.36	4.61	4.20	10	0.62
Net asset value per share	24.08	19.43	24	3.24	24.08	19.43	24	3.24
Market capitalisation (DKKm)	35,830	43,103	(17)	4,824	35,830	43,103	(17)	4,824
Price / Earnings	93.01	194.26	(52)	93.01	31.59	41.72	(24)	31.59
Price / Cash flow	57.13	51.74	10	57.13	33.23	43.98	(24)	33.23
Price / Net asset value	6.37	9.52	(33)	6.37	6.37	9.52	(33)	6.37

* Income statement items are translated into EUR at the average exchange rates during the period (1 January 30 September 2002 rate 743.04). Balance sheet items are

translated at the exchange rates at the balance sheet date (30 September 2002 rate 742.74).

** Financial ratios are calculated according to the Danish Association of Financial Analysts' "Recommendations & Ratios 1997" (4th rev. edition).

The average number of shares included in the calculation of share data is calculated as the weighted number of shares in the year adjusted for the effects of the employee share issue in September 2002, which was carried out at a discount relative to the market price.

The average number of shares in the year has been calculated at 233,430,954. This number has been adjusted by an adjustment factor of 0.9986, equivalent to 641,285 shares, which represents the effect of the employee share issue.

The comparative figures for last years, which include the number of shares, have also been adjusted by an adjustment factor of 0.9986 for the effect of the employee share issue.

Report

In the first nine months of 2002, Lundbeck achieved strong growth, with both revenue and profit from operations rising by 26% on the same period last year. The growth in revenue was driven primarily by the continued improvement in sales of Cipramil® and rising income from sales of Celexa and Lexapro in the USA.

Generic situation

The compound patent on citalopram expired on the first European markets in January 1999 and on the last markets in January 2002. As stated in the 2001 annual report, the company expected to encounter generic competition on several of its markets in 2002, and in the current year generic versions of citalopram have been launched by copy manufacturers in several countries. The effect of generic competition has mainly been seen on the local markets in Australia, Denmark, Sweden and Germany. However, Lundbeck's total revenue has not been significantly affected.

Lundbeck is still convinced that citalopram is protected against generic competition beyond the date of expiry of the original compound patent via, among other things, a large number of process patents. In the year under review, Lundbeck won a number of legal actions in Scandinavia that, through enforcement proceedings, have compelled generic manufacturers to withdraw from the market immediately.
Currently, Lundbeck has legal actions pending against generic manufacturers in several countries, including Denmark, the United Kingdom, Sweden and Germany.

It is still the company's policy to defend its rights energetically, wherever they may be violated.

Launch of Cipralex® / Lexapro

Since its approval by the Swedish health authorities, Cipralex®/Lexapro has been approved in the USA, Mexico, Brazil, UK, Switzerland, France, Denmark, Estonia, Latvia, Lithuania, Bulgaria, Belgium, Ireland, Iceland, Luxembourg, Norway, Hungary, Austria and Argentina. Lundbeck is currently awaiting approval of Cipralex® in a number of other countries.

At several international conferences Lundbeck has presented the results of clinical studies, which show that Cipralex® offers patients an early onset of action, is well

tolerated and very effective.

The results of a study presented at the 15th Congress of the European College of Neuropsychopharmacology in Barcelona show, among other things, that patients treated with Cipralex® experienced sustained response and sustained remission significantly faster than patients treated with venlafaxine XR. In addition, Cipralex® was better tolerated than venlafaxine XR, patients treated with escitalopram having significantly fewer discontinuation symptoms than venlafaxine XR-treated patients.

Since the introduction of Cipralex® in Sweden, the launch of Cipralex® has now been initiated in several countries. Among the first countries in which Cipralex® has been introduced, sales in especially Switzerland and UK has fulfilled the company's expectations. Recently, Cipralex® has also been launched in Denmark, Estonia, Latvia and Austria and the first response from those countries has been very promising. Finally, the American introduction of Lexapro has been extremely successful and is among the three most successful introductions of a prescription drug in the US ever. In other countries launch will take place immediately after the marketing authorisation has been issued and reimbursement negotiations have been concluded with the respective authorities.

Launch of Ebixa®

On 23 May, the EU Commission issued a marketing authorisation for Ebixa® covering all EEA countries.

Ebixa® is a new type of drug for the treatment of Alzheimer's disease and the first drug, which has been approved for the treatment of moderately severe to severe Alzheimer's disease. Ebixa® is expected to fulfil unmet needs within this group of patients for whom no approved treatment is currently available.

Results of a phase III trial, which were published on 10 September 2002, show that when treated with Ebixa® in combination with donepezil (Aricept) patients suffering from moderately severe to severe Alzheimer's disease experienced a significant effect compared to patients treated with donepezil (Aricept) alone. The clinical efficacy was demonstrated over a six-month period. Results presented earlier show that Ebixa® is clinically effective as monotherapy over a period of one year; that combined therapy with cholinesterase inhibitors is well tolerated; and that Ebixa® has a protective effect on brain cells in preclinical studies.

Marketing of Ebixa® in Europe has been commenced in Denmark, Iceland, UK, Sweden, Germany and Austria. Ebixa® has also been launched in Mexico. Lundbeck expects to market Ebixa® in a number of other European countries within the next six months.

Serdolect®

On 26 June, the EU Commission revoked the suspension of Serdolect® for treatment of schizophrenia on the basis of supplementary data delivered by Lundbeck, all substantiating the safety of Serdolect®.

In connection with the withdrawal of the suspension, Lundbeck has agreed to conduct a post-marketing study. The company expects Serdolect® to be available for ordinary prescription and use in Europe in 2004. Lundbeck is discussing with the US health authorities (FDA) trying to obtain clarification as to whether and when it will be possible to introduce Serdolect® into the US market.

Serdolect® is not only an effective drug for treatment of schizophrenia but is also free of

many of the side effects that normally occur during treatment with antipsychotics.

Marketing and sales cooperation

On 12 September 2002, Lundbeck and Abbott Laboratories entered into an agreement on the marketing, sale and distribution of Lexapro (escitalopram) on all markets in Latin America. As part of the agreement, Lexapro will be promoted by a large number of drug representatives. This will make Lexapro the most promoted antidepressant in Latin America.

Expectations for 2002

According to Lundbeck's expectations for 2002 as expressed in the Annual Report 2001, revenue should rise by 10-12% and profit from operations by 12-15% compared to 2001.

In connection with the publication of the interim report for the first quarter of 2002, Lundbeck adjusted its expectations for 2002 upwards. Compared to 2001, both revenue and profit from operations were expected to rise by approx. 20%.

The company is now adjusting its expectations for 2002 upwards, anticipating an increase in revenue of 20-25% and an increase in profit from operations of 25-30% compared to 2001.

Financial review

Accounting policies

General:

Lundbeck prepares its financial statements in accordance with the Danish Financial Statements Act, current International Accounting Standards (IAS) and the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements have been presented in accordance with the IAS standards and interpretations applicable to the financial year 2002.

The interim report for the nine months ended 30 September 2002 includes only Group figures.

Segment information:
The company is only engaged in the business segment drugs for treatment of illnesses of the central nervous system. Therefore, no segment information is given in the interim report.

Net profit for the period

Lundbeck continued its positive growth in the first nine months of the year, recording growth in both revenue and earnings.

Profit from operations in the first nine months of the year was DKK 2,211 million, or an improvement of 26% on the same period last year.

Profit before tax and profit after tax and minority interest rose by 13% and 9% to DKK 1,812 million and DKK 1,133 million respectively compared to the same period last year.

Revenue

Lundbeck's revenue improved by 26% in the first nine months of the year, amounting to DKK 7,073 million against DKK 5,622 million in the same period last year.

The growth in revenue was driven primarily by the continued improvement in sales of Cipramil® and rising income from sales of Celexa and Lexapro in the USA.

In the first nine months of the year, Lundbeck's sales of Cipramil® outside the USA rose by 15% to DKK 3,952 million. The major European markets and Canada have contributed mostly to this increase. However, also emerging markets like Mexico, Brazil and Turkey with very high growth rates in the first nine months of the year contributed significantly to the growth for the period. In Germany, Cipramil® sales fell compared to the same period last year as a result of generic competition.

Major markets	**Increase in revenue 9 months 2002 vs. 9 months 2001**
United Kingdom	25%
France	12%
Germany	-11%
Spain	42%
Italy	40%
Canada	38%
USA - Celexa	51%

Sales of Cipralex® since its launch in the first countries in Europe have been DKK 32 million.

Lundbeck's income from sales of Celexa in the USA was DKK 1,720 million in the first nine months of the year, equivalent to an increase of 51% on the same period last year. In the period from 1 January 30 September 2002, Forest Laboratories, Inc. achieved Celexa sales totalling USD 1,051 million against USD 700 million in the same period last year.

In the first nine months of the year, Lundbeck's income from sales of escitalopram to Forest totalled DKK 594 million against DKK 194 million in the same period last year. In the period from 1 January 30 September 2002, Forest achieved Lexapro sales totalling USD 22 million. Sale of Lexapro began 5 September 2002.

At the end of the third quarter of 2002, the two drugs total market share of new SSRI prescriptions in the USA was 19.45%, with Celexa accounting for 16.94% and Lexapro for 2.51%. At the end of the third quarter of 2002, Celexa had a market share of 17.07% while Lexapro had a market share of 1.09% of all SSRI prescriptions in the USA.

According to Lundbeck's accounting policies, sales of both citalopram and escitalopram to Forest are recognised at the guaranteed minimum price at the time of delivery. At the end of each quarter, the invoiced amount is adjusted according to the actual size of the

elements included in the contractually agreed royalty calculation. The difference between the invoiced price and the minimum price of Forest's inventories is recorded in the balance sheet as prepayment and does consequently not affect Lundbeck's cash flows. The difference between the minimum price already recognised as income and the final calculated settling price is recognised as income. At the same time, the prepayment is reduced correspondingly.

The prepayment was DKK 1,059 million at 30 September 2002 compared to DKK 1,029 million at 30 September 2001 and DKK 1,041 million at 31 December 2001.

In the first nine months of the year, Lundbeck's sales of other antidepressants and antipsychotics totalled DKK 611 million, corresponding an increase of DKK 43 million, or 8%, compared to the same period last year.

Sales of Ebixa® since its launch in the first countries in Europe have been DKK 9 million.

Lundbeck's sales of other products dropped by DKK 148 million to DKK 155 million in the first nine months of the year, in line with the Group's restructuring of the production facility in Italy.

As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the companys foreign exchange income means that this income is included in the financial statements at the forward rates. The effect on the profit is DKK 92 million (DKK 10 million at the end of the third quarter of 2001) compared to a situation where the income would be included at the current rates of exchange during the period. Of the total effect DKK 79 million stems from the hedging of USD. The latter amount has been deducted from income from sales of Celexa and Lexapro.

At 30 September 2002, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approx. DKK 4.3 billion. The average hedging rates at 30 September 2002 were EUR 747.58 and USD 810.47. Deferred recognition of exchange gains, net, totalled DKK 145 million at 30 September 2002 against DKK 83 million at 30 September 2001 and DKK 25 million at 31 December 2001.

Costs

Lundbecks total costs, exclusive of financial items and tax, were DKK 4,862 million in the first nine months of the year, up 26% on the same period last year. The greater part of the increase is due to higher selling and marketing costs as well as production costs.

Production costs climbed by 36% to DKK 1,324 million, reflecting primarily a generally growing level of activity to meet the increase in sales of present and new products and an increase in depreciations. This has resulted in new appointments, outsourcing and a reorganisation of existing production.

Distribution costs amounted to DKK 1,663 million, equivalent to an increase of 37% compared to the same period last year. The increase is caused by substantial costs in connection with the introduction of Cipralex® and Ebixa®. Also investments made to strengthen the sales force in Europe and in emerging markets resulted in rising costs compared to the same period last year.

Administrative expenses went up by 37% to DKK 887 million, due mainly to the cost of establishing new subsidiaries in Latin America and Asia as well as the continued expansion of the Groups IT and communications infrastructure.

Research and development costs totalled DKK 1,042 million in the first nine months of the year against DKK 1,045 million in the same period last year. Year 2001 was particularly affected by substantial costs in connection with the development of Oral Copaxone®. In return, however, the research and development organisation has been expanded to enable the company to conduct studies in Lundbecks late phase projects. At the same time the costs of post marketing studies have been rising. Research and development costs accounted for 15% of revenue in the first nine months of the year against 19% in the same period last year.

Depreciation and amortisation charges, which are included in the individual cost categories, totalled DKK 280 million against DKK 207 million in the same period last year. Most of the increase is attributable to amortisation on goodwill and other intangible assets acquired on 28 February 2001 in connection with the purchase of Byk Gulden Lomberg Chemische Fabrik GmbHs share of Lundbeck GmbH & Co. Higher depreciation and amortisation charges also reflect the depreciation commenced on Lundbecks new manufacturing facilities in Seal Sands, England, and the growing investment level in recent years.

Financial items

In the first nine months of the year, the Group had a financial net expense of DKK 399 million against a net expense of DKK 144 million in the same period last year.

Unrealised losses on other investments totalled net DKK 324 million at 30 September 2002 against an unrealised loss of DKK 122 million in the same period last year. Lundbecks other investments at 30 September 2002 were mainly a shareholding in Cephalon, Inc. with a market value of DKK 307 million. The value adjustment of the Cephalon shares amounted to DKK -328 million at 30 September 2002. The shareholding in Cephalon has been translated into DKK based on Danmarks Nationalbanks average USD rate of 753.29 at 30 September 2002.

Exchange adjustments relating to forward contracts and options, which under IAS 39 no longer are classified as hedging but as trading, are taken to financial items on an ongoing basis. At 30 September 2002, foreign currency hedging contracts classified as trading had been entered into in an amount equivalent to a value of DKK 1.3 billion. For the nine months ended 30 September 2002, exchange adjustments represented a net expense of DKK 87 million, including mainly translations for accounting purposes of trade receivables and balance sheet accounts.

Tax

The income tax expense at 30 September 2002 has been calculated at DKK 680 million against DKK 563 million in the same period last year.

The tax rate was 37.5% at the end of the third quarter of 2002 against 35% at the end of the third quarter of 2001. The effect of non-deductible share price adjustments on the tax rate is approx. 2.5 percentage points compared to the same period last year.

Investments

Lundbecks total net investments in the first nine months of the year amounted to DKK 543 million against DKK 1,559 million in the same period last year. The high level in 2001 was mainly due to the purchase of Byk Guldens share of Lundbeck GmbH & Co. in March 2001.

Tangible and intangible net capital investments totalled DKK 513 million in the first nine months of the year, including investments in new manufacturing facilities in Seal Sands. The corresponding amount was DKK 1,497 million for the same period last year.

In the first nine months of the year, financial investments, net, were DKK 40 million against DKK 62 million in the same period last year.

Cash flows

Lundbecks cash flows from operating activities were DKK 1,077 million at 30 September 2002 against DKK 981 million in the same period last year.

Lundbecks cash flows from investing activities amounted to DKK 553 million at 30 September 2002 against DKK 1,559 million in the same period last year.

Lundbecks free cash flow amounted to DKK 524 million at 30 September 2002 against DKK 577 million in the same period last year.

Cash flows from financing activities amounted to DKK -247 million at 30 September 2002 after payment of dividend of DKK 263 million for 2001, a capital injection in connection with an employee share issue of DKK 52 million and a fall in interest-bearing debt of DKK 36 million.

Lundbecks interest-bearing net cash (the companys holding of cash and cash equivalents less interest-bearing debt) was DKK 1,185 million at the end of the third quarter of 2002 against DKK 641 million in the same period last year.

Capital and reserves

Capital and reserves at 30 September 2002 amounted to DKK 5,629 million against DKK 4,536 million at 30 September 2001 and DKK 4,742 million at 31 December 2001.

The movements in capital and reserves are shown below:

Movements in capital and reserves	DKKm
Capital and reserves 1 January 2002	**4,742**
Employee share issue	52
Distributed dividend for 2001	-263
Additions 2002 gain on hedging contracts	211
Disposals 2002 gain on hedged transactions transferred to revenue and the balance sheet	-92
Proceeds from purchase/sale of treasury shares	-29
Option premium paid on purchase of treasury shares	-105
Tax on items of capital and reserves relating to the period	-20
Net profit for the period	1,133
Capital and reserves 30 September 2002	**5,629**

The return on equity was 21.9% in the first nine months of the year compared to 24.9% in the same period last year.

Incentive plans and treasury shares

In 1999, Lundbeck introduced a share option plan for the companys management and executives, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign companies. In addition, a new option plan for executives and key employees was established in 2002 as mentioned in the company's release No 62 of 5 March 2002 - Announcement of results for the year ended 31 December 2001 - and a new share price based plan for the employees of foreign companies as mentioned in the company's release No 80 of 26 September 2002.

Management share option plan (1999):
The company has authorisation to grant 2,000,000 options at DKK 5 each. At 30 September 2002, 1,997,700 options had been granted compared to 1,995,368 at 30 September 2001. The plan comprises 58 employees worldwide. The Supervisory Board is not comprised by the share option plan.

Share price based plan for the employees of foreign companies (1999):
As a result of the conditions relating to the plan, the value of the plan inclusive of the associated social security costs corresponded to 482,600 shares at 30 September 2002.

Share option plan for key employees (2002):
The company has authorisation to grant 2,500,000 options at DKK 5 each. At 30 September 2002, 2,431,000 options had been granted. The plan comprises approx. 1,000 employees worldwide. As previously, the Supervisory Board is not comprised by this option plan.

Share price based plan for the employees of foreign companies (2002):
As a result of the conditions relating to the plan, the value of the plan inclusive of the associated social security costs corresponded to 379,240 shares at 30 September 2002.

Securing obligations relating to incentive plans:
In 1999, the company purchased 2,000,000 treasury shares at a total cost of DKK 87.5 million to secure and implement the share option plan from 1999.

To cover the increase in the company's obligations and the associated social security costs connected with the share price based plan from 1999, the company purchased 740,000 treasury shares at a total cost of DKK 50.4 million in 1999.

The holding of treasury shares at 30 September 2002 totalled 2,364,436.

The option plan from March 2002 is secured by means of an option contract entered into with Lundbeckfondens Investeringsselskab A/S (LFI A/S), which gives the company the right to buy up to 2,500,000 shares from LFI A/S.

Accounting for incentive plans:
The obligation relating to the incentive plans at 30 September 2002 was DKK 200 million against DKK 272 million at 30 September 2001. The obligation is not included in the balance sheet. Payments concerning these agreements are regulated under the capital and reserves.

The obligation relating to the new option plan has been calculated as if the options were exercisable at 30 September 2002, which is not the case as the exercise period is from 1 September 2003 to 1 September 2004.

The holding of treasury shares acquired partly to secure and implement the share option plan and partly to cover the increase in the company's obligations according to the foreign employee plan has been deducted from capital and reserves. The market value at 30 September 2002 was DKK 362 million against DKK 443 million at 30 September 2001.

Lastly, there is the market value at 30 September 2002 of the DKK 19 million share

option purchased from LFI A/S. The market value of the purchased option has been calculated on the basis of the Black & Scholes formula.

Number of employees

At the end of the third quarter of 2002, the number of full-time employees was 4,874, an increase of 1,132 compared to the end of the third quarter of 2001 and an increase of 935 compared to the end of 2001. In the 1 January 30 September 2002 period, the average number of full-time employees was 4,406 against 3,461 in the same period last year.

Tentative dates for the release of announcements of results for 2003

7 March 2003	Financial statements for 2002
5 May 2003	Interim report for the first quarter of 2003
19 August 2003	Interim report for the half year ended 30 June 2003
4 November 2003	Interim report for the nine months ended 30 September 2003

Announcements 2002

No.	Date	Subject
81	7 October 2002	Cipralex® (escitalopram) superior to venlafaxine in head to head trial study
80	26 September 2002	Subscription of employee shares in H. Lundbeck A/S is now closed
79	12 September 2002	Lundbeck and Abbott Laboratories enter strategic alliance to co-promote Lundbeck's anti-depression drug - Lexapro™ - in Latin America
78	10 September 2002	New clinical data on Ebixa®
77	20 August 2002	Executive Vice President Ole Steen Andersen elected new deputy chairman of H. Lundbeck A/S
76	20 August 2002	Interim report for the half year ended 30 June 2002

75	15 August 2002	FDA approves Lexapro™ escitalopram
74	1 August 2002	Lundbeck and Cephalon initiate clinical trial of CEP-1347 for the treatment of Parkinson's disease
73	22 July 2002	Data on Ebixa® for treatment of Alzheimer's disease
72	2 July 2002	Employee shares in H. Lundbeck A/S
71	24 June 2002	New clinical and pre-clinical data on Cipralex®
70	11 June 2002	Cipralex® introduced into the UK
69	31 May 2002	Lundbeck and Mochida enter into agreement on the development and sale of Cipralex® in Japan
68	23 May 2002	The EU Commission issues marketing authorisation for Ebixa®
67	10 May 2002	Cipralex® approvals in Europe
66	7 May 2002	Interim report for the first quarter of 2002
65	9 April 2002	On 9 April 2002 H. Lundbeck A/S' Annual General Meeting was held at SAS Radisson
64	22 March 2002	Notification of Ordinary General Meeting 2002 for H. Lundbeck A/S
63	20 March 2002	Cipralex® effective in treating generalised anxiety, social

		anxiety and panic disorders
62	5 March 2002	Announcement of results for the year ended 31 December 2001
61	20 February 2002	Memantine Ebixa® approved for treatment of Alzheimer's disease
60	18 February 2002	Lundbeck announces license agreement and equity investment in Warren Pharmaceuticals
59	31 January 2002	Financial calendar 2002
58	7 January 2002	H. Lundbeck A/S and Recordati S.p.A. enter into co-marketing agreement
57	2 January 2002	Cipralex approved in Switzerland

Yours sincerely
H. Lundbeck A/S

Arne V. Jensen	Erik Sprunk-Jansen
Chairman of the Supervisory Board	President & CEO

The forward-looking statements contained in this announcement are based on the management's current expectations concerning certain future events and results. These are, of course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Further, some of the expectations are based upon assumptions about future events, which may turn out to be incorrect.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15

11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Company's revenue was DKK 7.7 billion and the number of employees approx. 4,800.

◀ Releases

Financial calendar 2003



Release number: 88 **Release date: 29-01-2003**


TO A FRIEND

H. Lundbeck A/S has planned the following release dates for the Financial Statements and the Annual General Meeting.

10 March 2003
Annual report (for the year ended 31 December 2002)

8 April 2003
Annual General Meeting

6 May 2003
Interim report for the first quarter of 2003 (January - March)

19 August 2003
Interim report for the first half of 2003 (January June)

4 November 2003
Interim report for the third quarter of 2003 (July September)

The content of this release will not influence the Lundbeck Groups financial result for 2002, which will be presented on March 10, 2003. In this connection the Company will present its financial expectations for year 2003.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion. The number of employees is approx. 4,800.

◀ Releases


Lundbeck

Lundbeck and Teva announce phase III trials did not demonstrate etilevodopa superiority over standard levodopa




TO A FRIEND

Release number: 87 **Release date: 06-01-2003**

H. Lundbeck A/S and Teva Pharmaceutical Industries Limited announced today the results of two phase III clinical studies with an immediate release formulation of etilevodopa, a soluble prodrug of levodopa, in advanced Parkinsons Disease patients.

Etilevodopa was found to be well tolerated and as effective as levodopa. On the primary endpoint, shortened the time to clinical effect, etilevodopa did not demonstrate statistically significant superiority over standard levodopa.

The studies - RAPID, conducted in North America, and RONDO, conducted in the EU included over 700 advanced Parkinson's disease patients with motor fluctuations, who were treated for four months with either etilevodopa/carbidopa or continued treatment with standard levodopa/carbidopa.

Israel Makov, President and CEO of Teva said: The results with etilevodopa are disappointing, however Teva and Lundbeck will continue their joint research program in the field of Parkinsons Disease and we look forward to the successful completion of the clinical development of rasagiline in the next few months".

The content of this release will not influence the Lundbeck Groups financial result for 2002, which will be presented on March 7, 2003. In this connection the Company will present its financial expectations for year 2003.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Tevas sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Tevas innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion. The number of employees is approx. 4,800.

Synaptic Pharmaceuticals stockholders approve merger agreement with H. Lundbeck A/S





TO A FRIEND

Release number: 89 **Release date: 11-02-2003**

Synaptic Pharmaceutical Corporation announced today that, at a special meeting of stockholders held earlier today, its stockholders approved the merger of Synaptic and a subsidiary of H. Lundbeck A/S ("Lundbeck"). As a result of the merger, Synaptic will become a wholly owned subsidiary of Lundbeck. The effective date of the merger is expected to occur following the expiration of the notification period under Article 16 of the Mexican Antitrust Law. The Company received early termination of the waiting period with respect to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Synaptic currently anticipates that the effective date of the merger will occur in March 2003, subject to the satisfaction or waiver of the closing conditions contained in the merger agreement.

Under the terms of the merger agreement with Lundbeck and its subsidiary, upon the merger becoming effective, outstanding shares of Synaptic's common stock will be converted into the right to receive $6.50 in cash, without interest; outstanding shares of Synaptic's Series B Convertible Preferred Stock will be converted into the right to receive $1,499.15 in cash, without interest; and outstanding shares of Synaptic's Series C Convertible Preferred Stock will be converted into the right to receive $1,088.54 in cash, without interest.

At the close of the market on the effective date of the merger, Synaptic's shares of common stock will be delisted from The Nasdaq Stock Market and will no longer be traded.

The content of this release will not influence the Lundbeck Groups financial result for 2002, which will be presented on March 10, 2003. In this connection, the Company will present its financial expectations for year 2003.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion. The number of employees is approx. 4,800.

Synaptic Pharmaceutical Corporation is a drug discovery company using its proprietary portfolio of G protein-coupled receptors as the basis for developing new drugs for the treatment of a variety of human disorders.

Forward-looking statements

This press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Such statements include, but are not limited to, those related to the transactions described in this press release and any other statements which are not historical facts.

Forward-looking
statements may be identified by words like "expected" and "anticipates" and similar expressions. Such statements involve assumptions relating to the receipt of regulatory approvals, the condition of our business and other conditions to the merger. Although the Company believes that the assumptions used to make the forward-looking statements contained herein are reasonable, actual facts and conditions may exist in the future that could vary materially from the assumed facts and conditions upon which such forward-looking statements are based. Many factors, including those discussed more fully in Synaptic's filings with the Securities and Exchange Commission, particularly its latest annual report on Form 10-K, as well as others, could cause results to differ materially from those stated. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

◀ Releases


Lundbeck

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> Candidates
Lundbecks S
Board PDF




TO A FRIEND

Election of members to the Supervisory Board of H. Lundbeck A/S

Release number: 95 **Release date: 31-03-2003**

At the companys Annual General Meeting on 8 April 2003 at 4pm at the Bella Centre in Copenhagen, the companys current chairman, Arne V. Jensen, will retire in accordance with the companys age limit of 70 years for members of the Supervisory Board.

The current vice-chairman of the Supervisory Board, Ole Steen Andersen, has informed the company that he will not be seeking re-election.

The Supervisory Board recommends that the following members be appointed as new members:

Jes Østergaard, 55, President and CEO, DakoCytomation A/S
Mats Pettersson, 58, CEO, Biovitrum AB

The following members are proposed for re-election to the Supervisory Board:

Lars Bruhn, President and CEO, Bruhn Group
Peter Kürstein, Executive Vice President, Radiometer A/S
Sven Dyrløv Madsen, MSc (veterinary science), Diploma (economics)
Flemming Bent Lindeløv, CEO, Royal Scandinavia

If the shareholders elect the candidates proposed by the Supervisory Board, the Supervisory Board is expected to elect Flemming Lindeløv as the new Chairman and Sven Dyrløv Madsen, chairman of Lundbeck Fonden, as the new Vice-Chairman at the subsequent board meeting.

A complete list of candidates for the Supervisory Board is enclosed with this announcement.

Complete resolutions to be proposed at the companys next Annual General Meeting are available for inspection at the company s offices and on the companys website www.lundbeck.com.

Any questions regarding this announcement should be directed to Arne V. Jensen, Chairman of the Supervisory Board on telephone +45 39 63 90 73.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the companys revenue was DKK 9.5 billion. The number of employees is approx. 5,100.

◀ Releases



Successful completion of rasagiline phase III clinical program





Release number: 94 **Release date: 26-03-2003**

TO A FRIEND

H. Lundbeck A/S and Teva Pharmaceutical Industries, Ltd. are pleased to announce the successful completion of two phase III clinical trials of rasagiline in patients with advanced Parkinson's disease.

In both trials, statistically significant results for the primary endpoint were achieved. Each of the studies, which compared once-daily dosages of rasagiline to placebo as an adjunct treatment to levodopa, demonstrated significant reductions in the duration of the "Off" time (a state in which patients are unable to function normally). The results of these two trials follow the successful results of an earlier phase III trial, which demonstrated the efficacy of rasagiline as monotherapy in early-stage Parkinson's disease.

With these successful results, rasagiline is now expected to be submitted for regulatory approval in North America and the EU during second half of 2003.

Israel Makov, President and CEO of Teva said: The robust results of these trials have met all of our expectations with regards to the efficacy of rasagiline. We are extremely pleased with the clinical development of this product, which holds promise for patients with both early and advanced stages of Parkinson's disease. These results also encourage us to move forward with investigating rasagiline in other neurological disorders.

It is estimated that over one-third of patients diagnosed with advanced Parkinsons disease experience many hours of "off" time daily, in which they are unable to function normally. The majority of these patients develop complications, which respond poorly to current standard levodopa treatments.

The two double blind placebo controlled phase III clinical trials were PRESTO and LARGO. The PRESTO trial, conducted in North America (treatment duration of 26 weeks), compared the effects of two different dosages of rasagiline, 0.5mg and 1mg once-daily, to placebo in 472 patients. The LARGO trial was conducted in Europe, Israel and Argentina (treatment duration of 18 weeks) with 687 patients and compared the effects of rasagiline, 1mg once daily, to placebo and also included an active comparator arm of patients treated with entacapone - 200mg with each levodopa dose. All patients were optimized on levodopa/decarboxylase inhibitor (DCI) treatment but were still experiencing the response fluctuations typical of advanced stage disease. The tolerability of rasagiline as determined by the percent of patients successfully completing these studies was comparable to placebo. The trials also showed that, in addition to the primary endpoints, highly statistically significant positive effects were obtained for additional endpoints dealing with patient's clinical status and function while both in an "Off" and "On" state.

Rasagiline was developed by Teva based on the original research of Prof. M. Youdim and Prof. J. Finberg from the Haifa Technion School of Medicine in Israel.

The development of rasagiline is part of a long-term strategic alliance for global co-development and European marketing between Teva and Lundbeck. Under the terms of the agreement Lundbeck will market rasagiline in Europe and in a number of overseas markets, in a joint effort with Teva, while Teva retains exclusive marketing rights in the rest of the world, including North America.

The content of this release will have no influence on the Lundbeck Groups result for 2003. The company expects an increase in revenue of approximately 10% compared to 2002, while the operating profit is expected to increase by approximately 12% compared to 2002.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 30 13 11, ext. 3006.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies in the world. Close to 90% of Tevas sales are in North America and Europe. The company develops, manufactures, and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Tevas innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Companys revenue was DKK 9.5 billion. The number of employees is approx. 5,100.

◀ Releases



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> Admission





TO A FRIEND

Notice convening the Annual General Meeting 2003 in H. Lundbeck A/S

Release number: 93 **Release date: 21-03-2003**

According to Article 8 of the Articles of Association the Supervisory Board of H. Lundbeck A/S, CVR reg. no. 5675 9913, hereby convenes the companys Annual General Meeting to take place on Tuesday the 8th April 2003 at 4 p.m.

The General Meeting will take place at

Bella Center, Center Boulevard 5, 2300 Copenhagen S, Hall A1

The agenda includes the following items;

1. Report from the Supervisory Board on the activities of the Company during the previous year.

2. Presentation of the annual report for approval and discharging the Supervisory Board and the Board of Management from liability.

3. Resolution on the distribution of profits or covering of loss upon proposal from the Supervisory Board.

4. Election of Members for the Supervisory Board.

5. Election of auditors.

6. Proposals from the shareholders and from the Supervisory Board.

a. Own Shares
Proposal from the Supervisory Board for the General Assembly to authorise the Supervisory Board to let the Company acquire own shares, cf. the Danish Companies Act, s. 48, of a maximum nominal value of 10 per cent of the Companys share capital, provided that the price of the shares at the time of purchase does not deviate more than 10 per cent from the most recent listed price on the stock exchange, such authorisation to be valid until the next Annual General Meeting.

b. Warrants
Proposal from the Supervisory Board for the General Assembly to authorise the Supervisory Board pursuant to s. 40 b of the Danish Companies Act to issue warrants in the Company to the Executive Board, Executives, and other employees in one or more turns in the period up until the 8th April 2004 without pre-emptive rights for the Companys existing shareholders at a maximum total nominal amount of DKK 15,000,000 corresponding to 3,000,000 shares of DKK 5 each and to increase the Companys share capital in one or more turns with up to a maximum nominal amount of DKK 15,000,000 at a price set by the Supervisory Board, without pre-emptive rights for the Companys existing shareholders. Furthermore, the provisions

on shares as set out in the Articles of Association apply.

c. Article 6.5 of the Articles of Association
Proposal from the Supervisory Board to amend Article 6.5 of the Articles of Association to the effect that the Board of Management may consist of between 2-6 members.

d. As a consequence of the new Danish Financial Statements Act the Supervisory Board proposes amendment of the following articles of the Articles of Association:

(i) In Articles 8.4, 9.1 b), 13.1, 14.1, 15.2 and 16.1 the existing term annual accounts, etc. be replaced by annual report.

(ii) In Articles 14.1 and 9.1 e) the number of state authorised public accountants elected at the General Meeting be changed to one or two.

e. Article 8.1 of the Articles of Association
As a consequence of the amendment of the Rules for listing on the Copenhagen Stock Exchange the Supervisory Board proposes that Article 8.1 of the Articles of Association be amended to the effect that notices convening General Meetings shall no longer be published in the Danish Official Gazette and at least one national Danish newspaper but instead in one or more national Danish newspapers at the discretion of the Supervisory Board.

f. Article 11.2 of the Articles of Association
The Supervisory Board proposes that it be added to Article 11.2 that a proxy shall only be issued to the Supervisory Board for a specific General Meeting to the extent that the agenda is known in advance.

g. Dissolution of Share Premium Fond
Proposal from the Supervisory Board to dissolve the Companys share premium fund of DKK 48,737,660 upon a three-month advertisement for creditors pursuant to the provisions of the Danish Companies Act with a view to transfer of the share premium fund to the Companys distributable reserves.

7. Any other business.
According to Article 10.2 of the Companys Articles of Association, cf. s. 78 of the Danish Companies Act, the adoption of the amendments of the Articles of Association mentioned under items 6 b., c., d., e. and f. requires a minimum of 2/3 of the votes cast and of the voting stock represented at the General Meeting voting in favour thereof.
The agenda, all proposals and the annual report will be available for the shareholders inspection no later than 8 days prior to the General Meeting at the Companys offices at Ottiliavej 9, 2500 Valby.

Admission cards and voting cards for the General Meeting may be obtained by forwarding the order form to Danske Bank, Aktiebog or to the Companys offices and must be received by Danske Bank or the Companys offices no later than on Thursday the 3rd April 2003.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006

H. Lundbeck A/S is an international pharmaceutical company engaged in the

research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the companys revenue was DKK 9.5 billion. The number of employees is approx. 4,800.

◄ Releases


Lundbeck

Lundbeck to expand its Executive Board





TO A FRIEND

Release number: 92 **Release date: 10-03-2003**

At its meeting today, the Supervisory Board of H. Lundbeck A/S resolved to recommend to the Annual General Meeting to be held at the Bella Center in Copenhagen on 8 April 2003 that the companys Articles of Associations be amended so that in the future the Executive Board may consist of 2-6 members compared with 2-4 today.

Immediately after the Annual General Meeting, the Executive Board, which presently consists of President & CEO Erik Sprunk-Jansen and Executive Vice President, Research & Development, Claus Bræstrup, will be enlarged to include Lars Bang, Stig Løkke Pedersen and Hans Henrik Munch-Jensen.

The Executive Board will hereafter comprise the following members:

- Erik Sprunk-Jansen, 65, President & CEO
- Claus Bræstrup, 58, Executive Vice President, Research & Development
- Lars Bang, 40, Executive Vice President, Sales & Marketing
- Stig Løkke Pedersen, 41, Executive Vice President, Business Development & Portfolio Management
- Hans Henrik Munch-Jensen, 42, Executive Vice President, Corporate Finance

Chairman of the Supervisory Board Arne V. Jensen:

It is with great pleasure that I welcome Lars Bang, Stig Løkke Pedersen and Hans Henrik Munch-Jensen to our Executive Board. This enlargement reflects the growth witnessed by Lundbeck in recent years and the fact that we have outstanding employees at all levels of our organisation including the top level.

For further information please contact Chairman of the Supervisory Board Arne V. Jensen on telephone +45 39 63 90 73 or President & CEO Erik Sprunk-Jansen on telephone +45 36 30 15 11.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the companys revenue was DKK 9.5 billion. The number of employees is approx. 4,800.

◄ Releases

Lundbeck to expand its Executive Board





Release number: 92 **Release date: 10-03-2003**

TO A FRIEND

At its meeting today, the Supervisory Board of H. Lundbeck A/S resolved to recommend to the Annual General Meeting to be held at the Bella Center in Copenhagen on 8 April 2003 that the companys Articles of Associations be amended so that in the future the Executive Board may consist of 2-6 members compared with 2-4 today.

Immediately after the Annual General Meeting, the Executive Board, which presently consists of President & CEO Erik Sprunk-Jansen and Executive Vice President, Research & Development, Claus Bræstrup, will be enlarged to include Lars Bang, Stig Løkke Pedersen and Hans Henrik Munch-Jensen.

The Executive Board will hereafter comprise the following members:

- Erik Sprunk-Jansen, 65, President & CEO
- Claus Bræstrup, 58, Executive Vice President, Research & Development
- Lars Bang, 40, Executive Vice President, Sales & Marketing
- Stig Løkke Pedersen, 41, Executive Vice President, Business Development & Portfolio Management
- Hans Henrik Munch-Jensen, 42, Executive Vice President, Corporate Finance

Chairman of the Supervisory Board Arne V. Jensen:

It is with great pleasure that I welcome Lars Bang, Stig Løkke Pedersen and Hans Henrik Munch-Jensen to our Executive Board. This enlargement reflects the growth witnessed by Lundbeck in recent years and the fact that we have outstanding employees at all levels of our organisation including the top level.

For further information please contact Chairman of the Supervisory Board Arne V. Jensen on telephone +45 39 63 90 73 or President & CEO Erik Sprunk-Jansen on telephone +45 36 30 15 11.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the companys revenue was DKK 9.5 billion. The number of employees is approx. 4,800.

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Lundbeck

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> Årsrapport
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Mb) PDF

AA⁺
TO A FRIEND

Announcement of results for the year ended 31 December 2002

Release number: 91 **Release date: 10-03-2003**

Highlights from the financial statements are:

- Revenue rose 24% to DKK 9,488 million.
- Cipramil® DKK 5,187 million (up 14%), Cipralex® DKK 78 million, Celexa™ DKK 2,378 million (up 44%), Lexapro™ DKK 777 million, Ebixa® DKK 29 million
- Profit from operations up 29% to DKK 2,361 million
- Net financials represented an expense of DKK 286 million.
- Profit before tax up 9% to DKK 2,075 million. Profit after tax down 3% to DKK 1,269 million.
- Revenue forecast to rise by about 10% and profit from operations by about 12% in 2003.

The full Annual Report is available in a PDF version in both English and Danish.

- Annual Report 2002, English version (PDF, 2.4 Mb)
- Årsrapport 2002, Danish version (PDF 2.9 Mb)

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the companys revenue was DKK 9.5 billion. The number of employees is approx. 4,800.

◀ Releases

Synaptic Pharmaceutical part of H. Lundbeck A/S



Aa+

Release number: 90 **Release date: 06-03-2003**


TO A FRIEND

As of today, Synaptic Pharmaceutical Corporation is a wholly owned subsidiary of H. Lundbeck A/S. Lundbeck expects that Synaptic's shares of common stock will be delisted from The Nasdaq Stock Market and will no longer be traded at the close of today's market.

Lundbeck has acquired Synaptic for the amount of approximately USD 122,5 million DKK 851,4 million.

Under the terms of the transaction, at the effective time, each outstanding share of Synaptic's common stock was converted into the right to receive $6.50 in cash, without interest; each outstanding share of Synaptic's Series B Convertible Preferred Stock was converted into the right to receive $1,499.15 in cash, without interest; and each outstanding share of Synaptic's Series C Convertible Preferred Stock was converted into the right to receive $1,088.54 in cash, without interest.

The content of this release will not influence the Lundbeck Group's financial result for 2002, which will be presented on March 10, 2003. In this connection, the Company will present its financial expectations for year 2003.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Company's revenue was DKK 7.7 billion. The number of employees is approx. 4,800.

◀ Releases